Prospectus Supplement No. 1                     Filed Pursuant to Rule 424(b)(3)
to Prospectus dated November 24, 1999                 Registration No. 333-90605


                              CONNETICS CORPORATION

                 PROSPECTUS SUPPLEMENT NO. 1 DATED JULY 16, 2001
                      TO PROSPECTUS DATED NOVEMBER 24, 1999
                  RELATING TO 1,235,471 SHARES OF COMMON STOCK

     This prospectus supplement supplements the information contained in the prospectus of Connetics Corporation dated November 24, 1999. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated November 24, 1999.

     The following table supplements the information contained in the prospectus under the caption "Selling Stockholders." The following table deletes the reference to Medeva PLC in the selling stockholder table in the prospectus and replaces it with Medeva Limited. The percentage of shares beneficially owned is based on 29,895,329 shares of our common stock outstanding as of June 29, 2001.



                                                            SHARES BENEFICIALLY          SHARES BENEFICIALLY
                                                           OWNED BEFORE OFFERING        OWNED AFTER OFFERING(1)
    NAME OF SELLING               SHARES OFFERED           ----------------------       -----------------------
     STOCKHOLDER                    HEREBY(1)              NUMBER        PERCENT         NUMBER       PERCENT
     -----------                    ---------              ------        -------         ------       -------
DELETE:
  Medeva PLC                          531,341                  --             --           -0-           *
ADD:
  Medeva Limited                      531,341             531,341          1.78%           -0-           *

-------------
 *  Less than 1%.
(1) Assumes the sale of all shares offered by this prospectus and no other purchases or sales of Connetics' common stock. See "Plan of Distribution." If shares offered by this prospectus are not sold, actual share ownership will be higher than this table reflects.

     In January 1999, we entered into an exclusive license agreement with Medeva, which is now part of Celltech Group plc, for the development, commercialization and supply of relaxin in Europe. In October 2000, Celltech exercised its right to terminate the relationship according to the agreement. The rights to relaxin in Europe have reverted to us and we have no further obligation under the agreement.

     Soltec Research Pty Ltd., which we acquired in April 2001 through our Australian subsidiary, Connetics Australia Pty Ltd., entered into an agreement with Medeva pursuant to which Medeva acquired all of Soltec's rights relating to betamethasone valerate mousse throughout the world excluding North America. Medeva agreed to pay Soltec royalties on Medeva's sales of the product for a period of seven years from the date of the first commercial sale. Soltec agreed to pay Medeva royalties on net sales by Soltec, its sublicensees or any third party to whom Soltec or its sublicensees grant a further sublicense, in North America where a Medeva patent exists. We have licensed the North American rights from Soltec to develop and commercialize the product.

     In 1999, Soltec and Medeva Europe Limited entered into a license agreement pursuant to which Medeva granted Soltec an exclusive worldwide license relating to clobetasol propionate mousse. Under the terms of the agreement, Soltec is required to pay Medeva royalties on net sales by Soltec, its affiliates or any third party which is not an affiliate of Soltec. Soltec has sublicensed the rights to develop and commercialize the product to us.

     Other than as set forth above, we have not had any other material relationship with Medeva or Celltech in the last three years.

             THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 16, 2001